January 14, 2008

Via EDGAR

Ms. Angela Crane

Accounting Branch Chief

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-0213

Re:	Inovio Biomedical Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007
Form 10-Q for the Quarterly Period ended September 30, 2007
Filed November 8, 2007
File No. 001-14888

Dear Ms. Crane:

This is in response to your comment letter of November 29, 2007 to Peter Kies of Inovio Biomedical Corporation (“Inovio” or the “Company”).  For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements, Page F- 1

Note 8.  Stockholders’ Equity, page F-16

Common Stock, page F-18

1. Please refer to prior comment 2. Since the common stock is not convertible and never included terms of conversion, application of or analogy to EITF 00-27 does not appear appropriate to this transaction.  Please tell us why you did not treat the excess of the fair value of the common stock and warrants issued to the common shareholders over the fair value of the consideration given as a common stock dividend.  Tell us what other accounting literature you considered.

Response: In response to your comment, the Company respectfully notes that it considered the guidance provided in SFAS 84 and EITF Topic D-42, which relate to convertible securities.  However, the Company ultimately believed the EITF 00-27 approach applied and explained in the Company’s prior response dated November 8, 2007 to prior comment 2 was the most appropriate for the specific facts and circumstances, and thus it utilized that approach in its accounting treatment, rather than treat the excess of the fair value of the common stock and warrants issued to the common shareholders over the fair value of the consideration given as a common stock dividend.

The Company acknowledges that the Staff does not agree with the Company’s original accounting treatment analysis and the application of the principles of EITF 00-27 to the transaction in question. In response, the Company prepared a quantitative assessment of the dividend in which it compares the excess of the fair value of the common stock and warrants issued to common stockholders over the fair value of the consideration given, attached as Exhibit A hereto.  Using the excess of the fair value of the securities issued (based on the December 15, 2005 closing price of the Company’s common stock) over the fair value of the consideration given, the dividend charge would have been $3,045,341, compared to the $2,953,602 the Company recorded at the closing of the financing.  The $91,739 difference, which the Company considers minimal, is less than one percent of each of the Imputed and declared dividends, Net loss, and Net loss attributable to common stockholders reported in the Company’s consolidated Statement of Operations for the year ended December 31, 2005.  Further, this minimal amount does not impact the Company’s reported Imputed and declared dividends per share nor our reported Net loss per share attributable to common stockholders for the year ended December 31, 2005.  While SAB 99 does not establish a threshold percentage or amount for determination of the materiality of a potential change in a registrant’s financial statements, the Company believes that the change in the Imputed and declared dividends resulting from the approach favored by the Staff would not be substantial enough for a reasonable person who relied upon the reported consolidated Statement of Operations to consider important to his or her investment decision.  Furthermore, the Company assessed the variance in dividend amounts from a qualitative perspective, as further required by SAB 99, and considered such a variance to not have a material impact on the Company’s consolidated financial statements as the dividend is non-cash in nature and would not have made the Company appear any more or less favorable to a reasonable person relying upon such statements.  As such, the Company does not believe that the $91,739 calculated difference is material to its consolidated financial statements for the fiscal year ended December 31, 2005, and therefore believes a revision to its previously filed consolidated financial statements is not considered necessary.

In addition, the Company evaluated the $91,739 in conjunction with the changes discussed in response to comments 2 and 5 and does not consider this change in the aggregate to have a substantial enough impact for a reasonable person who relied upon the Company’s consolidated financial statements to consider important to his or her investment decision.

2. Please refer to prior comment 2.  We note your acknowledgement that the charge should be recorded as a common stock dividend and not as a preferred stock dividend.  Please revise your filings to correct this error, or tell us in detail why you believe that a restatement is not required.

Response: In response to your comment, the Company believes restatement is not required because the recharacterization of the preferred stock dividend as a common stock dividend does not impact Net loss, Net loss attributable to common stockholders, Net loss per share or Net loss attributable to common stockholders per share for the year ended December 31, 2005.  In reference to the standards of materiality set forth in SAB 99, the Company believes that a reasonable person who relied upon the Company’s reported consolidated Statement of Operations would not consider the disaggregation of Imputed and declared dividends between preferred stock and common stock to be significant enough to sway the investment decision, as the amount in question is a non-cash item which would not impact any other items within the consolidated financial statements.  Furthermore, the Company assessed the impact of the recharacterization from a qualitative perspective and did not consider it to have a substantial impact as the amounts are non-cash and disclosure of the underlying nature of the transaction would not be affected by the recharacterization.

As the recharacterization of dividends from preferred stock dividends to common stock dividends would not have any impact on the prior periods’ carrying amounts of assets and liabilities nor does it impact the opening balance of retained earnings, the Company believes that FAS 154 guidance supports that restatement is not necessary for the recharacterization of dividends.  Therefore, the Company respectfully proposes to recharacterize the amounts in future filings, separately identifying common stock and preferred stock dividends on the face of the Consolidated Statement of Operations.

In addition, the Company evaluated this recharacterization in conjunction with the changes discussed in response to comments 1 and 5 and does not consider these changes in the aggregate to have a substantial enough impact for a reasonable person who relied upon the Company’s consolidated financial statements to consider important to his or her investment decision.

3. We have reviewed your response to prior comment 3.  However, we are unable to agree with your conclusion that a transaction that was started via a registration statement filed in the United States can be completed without registration in reliance on Regulation S.

Response: In response to your comment, the Company respectfully notes that the registered warrants in question were issued in October 2006 in a transaction negotiated and structured prior to the accounting guidance provided in the speech by Stephanie Hunsaker, Associate Chief Accountant, Division of Corporation Finance, SEC on December 12, 2006.  Based on EITF 00-19, the accounting guidance and interpretation of U.S. Securities laws available at that time, the Company believed that the structure of the warrants as negotiated would not endanger the equity classification of the warrants.  At the time the warrants were initially evaluated for accounting treatment, the Company considered the speech from Ms. Hunsaker within the context of its understanding of the appropriate U.S. Securities laws and published interpretations thereof to exercise reasonable professional judgment.

4. As previously noted in prior comment 4, if U.S. Securities Laws implicitly require settlement in registered shares because the company will not be able to find an exemption from registration and therefore settling in unregistered (or restricted) shares would be a violation of U.S. Securities laws, then the company is obligated to deliver registered shares upon exercise and settlement of the warrants and the warrants would not qualify for equity classification under EITF 00-19 because there are further registration and prospectus delivery requirements that are outside of the control of the company.

Response: In response to your comment and to further elaborate on our response to comment 3, the Company believes that even if an exemption from registration is not available under Regulation S, the Company should still be able to classify the warrants as equity because the actual warrant agreement does provide a manner for alternate settlement should the prospectus not be considered current at the time the warrantholder choose to exercise their warrant.  The speech by Stephanie Hunsaker, Associate Chief Accountant, Division of Corporation Finance, SEC on December 12, 2006, cited to by the SEC as a guide to interpretation and application of EITF 00-19, notes that there are three criteria that must be met for liability classification to be assumed:

1) The warrant agreement requires the delivery of registered shares.  The warrants in question do not, under their negotiated terms, require delivery of registered shares and in fact attempted to provide for alternate settlement.  Although the Company acknowledges that the Staff does not agree with its analysis of how such alternate settlement could be completed in compliance with the U.S. Securities laws, at the time the warrants were negotiated and structured and the agreement written it was clearly not the parties’ intent to require delivery of registered shares.

2) The agreement does not specify how the contract would be settled in the event the Company is unable to deliver registered shares.  The negotiated terms of the warrants in question do specify an alternate mode of settlement.

3) The agreement does not specify any circumstances under which net cash settlement would be permitted or required.

By not stating any circumstances under which net cash settlement would be permitted or required in conjunction with explicitly indicating to investors what they will receive if the Company is unable to deliver registered shares, as negotiated and agreed upon by the investors as part of the financing, the

Company believes it is clear to investors that there are not any circumstances for which net cash settlement would be permitted or required under the warrant.  As such, the Company continues to believe that EITF 00-19, as further analyzed in the context of the speech by Ms. Hunsaker, supports equity classification of the warrants.

However, if the Staff concludes differently, and therefore liability accounting for the registered warrants issued in October 2006 is required, the Company’s analysis of the impact of such potential reclassification of $3,675,874 from Additional paid-in capital to a long-term liability classification as of the date of issuance of the warrants and subsequent credits to the Company’s Consolidated Statement of Operations resulting from the revaluation of the liability at December 31, 2006 of $135,182 is attached hereto as Exhibit B.  This reclassification in the amount of $3,675,800 would represent a change in Additional paid-in capital of approximately two percent, a change in Total stockholder’s equity of approximately 17% and a change in Total liabilities of approximately 41%.  The revaluation of $135,182 would also represent a change in Net loss of approximately one percent, with no change in the net loss attributable to common stockholders per share for the year ended December 31, 2006.  The Company also calculated and considered the revaluation of the warrants through September 30, 2007.  The reclassification would reduce the overall change in Additional paid-in capital to less than 1%, reduce the overall change in Stockholders’ equity to less than 3%, and reduce the overall change in Total liabilities to less than 12% as of September 30, 2007.  It would also further reduce the Company's Net loss and Net loss attributable to common stockholders by less than 20% and the Net loss and Net loss attributable to common stockholders by $0.06 per share for the nine month's ended September 30, 2007.  As noted above, SAB 99 does not establish an absolute threshold percentage or amount for determination of the materiality of a potential change in a registrant’s consolidated financial statements.  As the adjustments would have no impact on the Company’s working capital nor the consolidated cash flows, the Company believes that the change in the warrant classification resulting from the accounting treatment indicated by the Staff would not alter the assessment of the Company and the investment decision by a reasonable person who relied upon the Company’s reported consolidated financial statements.

The Company also assessed the proposed adjustments from a qualitative perspective and considered whether a reclassification or the lack of reclassification had the potential to confuse or mislead a reasonable person relying upon the Company’s consolidated financial statements regarding the financial condition of the Company, including whether an investor may consider it inconsistent that warrants, a portion of an equity financing transaction, would be reflected as a liability in the Company’s consolidated financial statements.  Given the sophisticated nature of the Company’s historical investors, a reclassification would not necessarily enhance the understanding or investment decision of the Company’s investors.  Furthermore, each investor who holds the registered warrants in question, by the terms of the warrants themselves, has acknowledged to the Company (1) that if the unlikely scenario would arise that registered shares could not be issued, such investor would agree to be compensated with unregistered shares in lieu of any implied cash compensation, as long as the Company did everything in its best efforts to enable registration of the shares, and (2) pursuant to the severability provision of the warrant, if a term of the warrant would be deemed non-compliant with applicable law, then such investor would accept such term being set aside while maintaining the remaining terms of the agreement as written, including the non-transferability clauses contained within. In addition, as the warrants have been previously publicly filed, such terms are known and available to the Company’s other investors as well. The Company also does not believe that reclassification of the warrants to a long-term liability will impact its critical accounting policies, which include revenue recognition, patent and license costs, long-lived assets, research and development expenses, the valuation of goodwill and intangible assets and share-based compensation, and therefore, will not be considered material by its investors.

Based on the above, should the Staff determine that the current classification of the registered warrants to be inappropriate, the Company does not believe that the estimated potential reclassification or revaluation adjustment at December 31, 2006 or at September 30, 2007 would have a material impact on its consolidated financial statements for the fiscal year ended December 31, 2006, or for the nine month’s ended September 30, 2007, and therefore, the Company believes a revision to its previously filed financial statements and the reports containing them is not necessary, but would instead propose a revision to its future filings.

5. Please refer to prior comment 5.  We continue to believe that whether or not the consideration was fixed or variable, the measurement period should never include any dates after the date the business combination is consummated since the market value of the common stock of the company as of any dates following the consummation would necessarily include both the value of the company and the target.  Please tell us whether the valuation would have changed by a material amount if you had not extended the measurement period to any dates after the consummation of the combination.

Response: In response to your comment, in accordance with EITF 99-12 paragraph 9, the Company recalculated the change in valuation resulting from the elimination of market prices subsequent to the consummation of the combination, attached as Exhibit C hereto, which resulted in a reduction in the valuation of the Series D Preferred Stock by $250,936.  The Company then considered whether $250,936 was material to require a reduction in both Goodwill and Additional paid-in capital for the non-cash amount.  The Company determined that the effect of this potential reduction would be approximately three percent of the fair value of Series D Preferred Stock, less than two percent of the total purchase price, approximately two percent of the reported Net loss and less than one percent of the Company’s reported Net loss attributable to common stockholders for the year ended December 31, 2005.  Furthermore, this reduction represents less than six percent of the reported Goodwill, less than one percent of total assets, and less than one percent of both Additional paid-in capital and Total stockholders’ equity.  While SAB 99 does not establish a threshold percentage or amount for determination of the materiality of a potential change in a registrant’s financial statements, the Company believes that the change in the valuation of the Series D Preferred Stock and subsequent reductions in Goodwill and Additional paid-in capital would not be substantial enough for a reasonable person who relied upon the reported 2005 consolidated financial statements to have deemed such amounts important to the investment decision.  As such, the Company does not believe that the $250,936 calculated difference is material to its consolidated financial statements for the fiscal year ended December 31, 2005.  Based on the above analysis, the Company believes a revision to its previously filed consolidated financial statements is not necessary.

In addition, the Company evaluated this adjustment in conjunction with the changes discussed in response to comments 1 and 2 and does not consider these changes in the aggregate to have a substantial enough impact for a reasonable person who relied upon the Company’s consolidated financial statements to consider important to his or her investment decision.

Note 15, Inovio AS Acquisition, page F-25

6. Please refer to prior comment 6. Please clarify in future filings, similar to your response, that the company used the royalty savings method based upon company specific factors, and not industry averages, to value the IPR&D.

Response: In response to your comment, we will clarify in future filings that the Company used the royalty savings method based upon Company specific factors and not industry averages, to value IPR&D.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Financial Statements, page 3

Note 4. Stockholders’ Equity, page 7

Common stock, page 12

7. Please tell us how you are accounting for the registered warrants and why.  Tell us how you evaluated the warrants under SFAS 133 and EITF 00-19.

Response: In response to your comment, the Company respectfully notes that the accounting for the registered warrants issued in the third quarter of 2007 was consistent with the accounting for the registered warrants issued in 2006, as the instruments have nearly identical terms and conditions and the Company seeks to be consistent in its analysis and application of appropriate accounting treatment.  Therefore, the Company relied upon the guidance set forth in  EITF 00-19 as per the discussion in comment 4.  Further, at the time of reporting, no resolution had been reached on the pending comments from the Staff regarding the treatment of the 2006 registered warrants under EITF 00-19 and the Company believed that it would be able to settle both the 2006 and 2007 registered warrants with unregistered shares pursuant to the terms of the warrant agreement.

Should the Staff disagree with the Company’s position set forth in response to comments 3 and 4 above, and therefore liability accounting for the registered warrants issued in 2007 is required, the Company’s analysis of the impact of such potential reclassification of $231,889 from Additional paid-in capital to a long-term liability classification and subsequent revaluation of the liability as of September 30, 2007 of $116,587 on the Company’s consolidated financial statements is attached hereto as Exhibit D.  This reclassification in the amount of $231,889 would represent less than one percent of Additional paid-in capital, less than one percent of Stockholders’ equity and approximately four percent of Long-term liabilities.  The revaluation of $116,587 would also represent less than three percent of the reported Net Loss and a $0.01 reduction in the net loss per share for the three months ended September 30, 2007.  As noted in the Company’s responses above, SAB 99 does not establish an absolute threshold percentage or amount for determination of the materiality of a potential change in a registrant’s financial statements.  The Company believes that the change in the warrant classification and the impact of the revaluation at September 30, 2007 resulting from the approach favored by the Staff would not be substantial enough to impact the investment decision of a reasonable person who relied upon the reported consolidated financial statements, as the amounts have no impact on the Company’s working capital, consolidated cash flows, or the accumulated deficit incurred to-date.

In addition, the Company assessed the impact of the potential reclassification and revaluation from a qualitative perspective and believes the adjustments would not impact a decision of a reasonable person based on the same rationale included in the Company’s response to comment 4.  As such, the Company believes a revision to its previously filed consolidated financial statements is not necessary, but would instead propose a revision to its future filings.

* * *

In accordance with your comment letter, the following acknowledges that Inovio understands that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Peter Kies
Peter Kies, Chief Financial Officer
Inovio Biomedical Corporation

Exhibit A

Inovio Biomedical Corporation
Common Stock Repricing Worksheet
December 31, 2005

									Recalculate
									Common
	Original Common		20% Already				Old Shares	Total Shares	Share Price
Investor	Shares	$ Invested (“I”)	Issued	New Shares	New Warrants	Share Difference	Remaining	(“N”)	(I/N)

Investor A	750,000	$3,037,500	150,000	1,265,625	442,969	515,625	—	1,265,625	$2.40

Investor B	251,326	1,017,870	50,265	—	—	—	251,326	251,326	$4.05

Investor C	392,593	1,590,000	78,519	662,500	231,875	269,907	—	662,500	$2.40
Investor C	96,821	392,125	19,364	—	—	—	96,821	96,821	$4.05

Investor C total	489,415	1,982,125	97,883	662,500	231,875	269,907	96,821	759,321	$2.61

Total	1,490,740	$6,037,495	298,148	1,928,125	674,844	785,532	348,147	2,276,272	$3.13

	Investor C	Investor A
Original Imputed Dividend Calculation

Incremental common stock increase in common shares issued in December 2005 financing	269,907	515,625

FMV of Inovio common stock on the closing date of the common stock offering (1/10/05)	$3.76	$3.76

Beneficial conversion charge attributable to the investors	$1,014,852	$1,938,750

Value of Incremental Common Shares

Incremental common stock increase in common shares issued in December 2005 financing	269,907	515,625

FMV of Inovio common stock on the closing date of the final common stock offering (12/15/05)	$2.34	$2.34

	$631,583	$1,206,563

Value of Incremental Warrants

Additional warrants issued as consideration	231,875	442,969

Black-scholes warrant value	$1.79	$1.79

	$414,790	$792,405

Difference in Common Dividend Calculation:			Total Dividend

Previous Common Dividend recorded	$1,014,852	$1,938,750	$2,953,602
Common Dividend assuming fair value represents final closing date	$1,046,373	$1,998,967	$3,045,341
Variance in Common Dividend using final closing date	$31,521	$60,217	$91,739

Adjusting Entry:

Imputed dividend on preferred stock	$91,739
Additional paid-in capital		$91,739

Exhibit B

Inovio Biomedical Corporation

October 2006 Warrant Reclassification

December 31, 2006

Warrants Shares	Black Scholes Value	Total Reclass
1,425,919	$2.58	$3,675,874

Original value of October 2006 warrants:
$3,675,874

Value of October 2006 warrants as of 12/31/06:
$3,540,692

Decrease in valuation as of 12/31/06:
$135,182

Value of October 2006 warrants as of 9/30/07:
$965,965

Decrease in valuation from 12/31/06 to 9/30/07:
$2,574,727

2006 Adjusting Entry:
Additional paid-in capital	$3,675,874
	Interest expense		$135,182
	Common stock warrants		$3,540,692

Q3 2007 Adjusting Entry:
	Common stock warrants	$2,574,727
	Interest Expense		$2,574,727

Exhibit C

Inovio Biomedical Corporation

Variance in Inovio AS Purchase Price

December 31, 2005

Average used in Form 10-K	$4.02
Average used for 2 days preceding and including transaction	$3.90
Difference (when rounded)	$(0.13)

Shares of Series D Preferred Stock issued	1,966,292

Difference in valuations	$(250,936)

Adjusting Entry:
Preferred stock	$250,936
Goodwill		$250,936

Exhibit D

Inovio Biomedical Corporation

August 2007 Warrant Reclassification

September 30, 2007

Warrants Shares	Black Scholes Value	Total Reclass
150,000	$1.55	$231,889

Original value of ALVC warrants:
$231,889

Value of ALVC warrants as of 9/30/07
$115,302

Decrease in valuation:
$116,587

Adjusting Entry:
Additional paid-in capital	$231,889
	Interest expense	$116,587
	Common stock warrants	$115,302